Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 23andMe, Inc.

Commission File No.: 001-39587

Disclaimer This presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between VG Acquisition Corp. (“VG”) and 23andMe, Inc. (“23andMe”). This Presentation does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by VG, 23andMe or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. To the fullest extent permitted by law, in no circumstances will VG, 23andMe or any of their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Forward-Looking Statements This Presentation may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding VG’s and its management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained herein are based on VG’s and 23andMe’s current expectations and beliefs concerning future developments and their potential effects on VG, 23andMe or any successor entity of the Transaction. There can be no assurance that the future developments affecting VG, 23andMe or any successor entity of the Transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VG and 23andMe) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction; the inability to recognize the anticipated benefits of the proposed transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions; and costs related to the proposed Transaction. Except as required by law, VG and 23andMe do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures Certain of the financial measures included in this Presentation, including Adjusted EBITDA, have not been prepared in accordance with generally accepted accounting principles, or “GAAP”, and constitute “non-GAAP financial measures” as defined by the rules of the Securities and Exchange Commission (the “SEC”). VG has included these non-GAAP financial measures because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of 23andMe or any successor entity of the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. See the Appendix for a description of these non-GAAP financial measures and a reconciliation of the historic measures to 23andMe’s most comparable GAAP financial measures. Note however, that to the extent forward looking non-GAAP financial measures are provided herein, they are not reconciled to comparable forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Intellectual Property All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and VG’s and 23andMe’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of VG or 23andMe. Industry and Market Data This Presentation relies on and refers to certain information and statistics based on 23andMe’s management’s estimates, and/or obtained from third party sources which it believes to be reliable. Neither VG nor 23andMe has independently verified the accuracy or completeness of any such third party information. Additional Information VG has filed a registration statement on Form S-4 (File No. 333- 254772) (the “Registration Statement”) , which includes a preliminary proxy statement/consent solicitation statement/prospectus. After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be mailed to stockholders of VG as of a record date to be established for voting on the business combination. Shareholders of VG and other interested persons are advised to read the preliminary proxy statement/consent solicitation statement/prospectus included in the Registration Statement, and when available, any amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus because these documents contain and will contain important information about VG, 23andMe and the Transaction. Shareholders can obtain copies of the Registration Statement and when available, the definitive proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents, once available, and VG’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov). This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Participants in the Solicitation VG, 23andMe and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from VG’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VG’s directors and officers is contained VG’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is also included in the Registration Statement (and will be included in the definitive proxy statement/consent solicitation statement/prospectus and other relevant documents when they are filed with the SEC).Disclaimer This presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between VG Acquisition Corp. (“VG”) and 23andMe, Inc. (“23andMe”). This Presentation does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by VG, 23andMe or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. To the fullest extent permitted by law, in no circumstances will VG, 23andMe or any of their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Forward-Looking Statements This Presentation may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding VG’s and its management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained herein are based on VG’s and 23andMe’s current expectations and beliefs concerning future developments and their potential effects on VG, 23andMe or any successor entity of the Transaction. There can be no assurance that the future developments affecting VG, 23andMe or any successor entity of the Transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VG and 23andMe) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction; the inability to recognize the anticipated benefits of the proposed transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions; and costs related to the proposed Transaction. Except as required by law, VG and 23andMe do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures Certain of the financial measures included in this Presentation, including Adjusted EBITDA, have not been prepared in accordance with generally accepted accounting principles, or “GAAP”, and constitute “non-GAAP financial measures” as defined by the rules of the Securities and Exchange Commission (the “SEC”). VG has included these non-GAAP financial measures because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of 23andMe or any successor entity of the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. See the Appendix for a description of these non-GAAP financial measures and a reconciliation of the historic measures to 23andMe’s most comparable GAAP financial measures. Note however, that to the extent forward looking non-GAAP financial measures are provided herein, they are not reconciled to comparable forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Intellectual Property All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and VG’s and 23andMe’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of VG or 23andMe. Industry and Market Data This Presentation relies on and refers to certain information and statistics based on 23andMe’s management’s estimates, and/or obtained from third party sources which it believes to be reliable. Neither VG nor 23andMe has independently verified the accuracy or completeness of any such third party information. Additional Information VG has filed a registration statement on Form S-4 (File No. 333- 254772) (the “Registration Statement”) , which includes a preliminary proxy statement/consent solicitation statement/prospectus. After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be mailed to stockholders of VG as of a record date to be established for voting on the business combination. Shareholders of VG and other interested persons are advised to read the preliminary proxy statement/consent solicitation statement/prospectus included in the Registration Statement, and when available, any amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus because these documents contain and will contain important information about VG, 23andMe and the Transaction. Shareholders can obtain copies of the Registration Statement and when available, the definitive proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents, once available, and VG’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov). This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Participants in the Solicitation VG, 23andMe and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from VG’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VG’s directors and officers is contained VG’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is also included in the Registration Statement (and will be included in the definitive proxy statement/consent solicitation statement/prospectus and other relevant documents when they are filed with the SEC).

Evan Lovell Anne Wojcicki Steve Schoch Kenneth Hillan, M.B., Ch.B. Adam Auton CIO, Virgin Group Co-Founder and CEO CFO Head of Therapeutics VP Human Genetics CFO, VGAC 1Evan Lovell Anne Wojcicki Steve Schoch Kenneth Hillan, M.B., Ch.B. Adam Auton CIO, Virgin Group Co-Founder and CEO CFO Head of Therapeutics VP Human Genetics CFO, VGAC 1

# Virgin's Investment Thesis for 23andMe

1 **Disrupting the Healthcare experience.** 23andMe is building a personalized health and wellness experience that caters uniquely to the individual by harnessing the power of their DNA

2 **The world's premier re-contactable genetic database.** A vast proprietary dataset rich with both genotypic and phenotypic information allows insights that unlock revenue streams across digital health, therapeutics, and much more

3 **Recognized and trusted brand with leading engagement metrics.** Impressive repeat customer engagement validates the 23andMe platform and the demand for genetics-based consumer service

4 **Institutionally sponsored therapeutics efforts.** A broad pipeline established in collaboration with GSK validates the approach of developing novel therapeutics using genetic data

5 **Multiple avenues for value creation.** The FDA-approved consumer platform, the therapeutics efforts, and the rich database each create optionality for outsized value creation that is difficult to replicate

6 **A world-class management team.** Pioneers in their industries, the team has a long track record of success and value creation

2

1 Behind Every Data Point is a Human Being1 Behind Every Data Point is a Human Being

# Our Mission is to Help People **Access, Understand** and **Benefit** from the **Human Genome**


23andMe
Welcome to you
saliva collection kit


23andMe
11.3M[1]
REGENERON
1M
MILLION VETERAN PROGRAM
825,000
UK BIOBANK
500,000
ALL OF US
366,000
FINNGEN
176,000
DECODE GENETICS
160,000
GENOMICS ENGLAND
100,000

**Size and scale of 23andMe enables rapid, novel discoveries**

[1] 8.9M of 23andMe's genotyped customers consented to research. Participant counts sourced from company websites (January 19, 2021). This comparison was conducted against databases that collect genetic information (genotypes, exomes, or genomes) on research participants and have disclosed or published their consented research participant numbers, as of December 31, 2020.

3

# The Healthcare System is Dysfunctional

*"Of course our system isn't about healthcare, it's about maximizing revenue for a whole bunch of different players that have nothing to do with what's good for patients."*

*Elisabeth Rosenthal (Editor-in-Chief, Kaiser Health News)*

**25%** [1]

U.S. healthcare spending is **waste**

**75%** [2]

Consumers wish their healthcare experience was **more personalized**

**-15** [3]

The net positive score Americans gave the **pharmaceutical industry**

**<12%** [4]

**Probability of success** for a drug to be approved, taking ~10 years and costing $2.6B to develop

[1] JAMA, "Waste in the US Health Care System" (2019). [2] Redpoint Global / Dynata survey of over 1,000 U.S. consumers (2020). [3] Gallup, "Americans' Views of U.S. Business and Industry Sectors" (2020). [4] PhRMA, "Biopharmaceutical Research & Development: The Process Behind New Medicines" (2015).

4

Media Consumer Scale and Travel Empowerment is the Key to Disrupting Commerce Healthcare Hospitality “Healthcare cannot change from within, it will need an outside force to change it, and that force will be our customers.” Anne Wojcicki Healthcare 5Media Consumer Scale and Travel Empowerment is the Key to Disrupting Commerce Healthcare Hospitality “Healthcare cannot change from within, it will need an outside force to change it, and that force will be our customers.” Anne Wojcicki Healthcare 5

TIME MAGAZINE INVENTION OF THE YEAR We Pioneered Digital 1 6 FDA Proven accuracy (99% NPV/PPV) and accessibility D2C Healthcare to Authorizations Empower Customers Carrier Status (inherited conditions) 2015 With Affordable, 2016 GHR (genetic health risk) 2017 BRCA (breast and ovarian cancer) Direct Access 2018 PGt (pharmacogenetic metabolism) MUTYH (colorectal cancer) 2019 PGt (pharmacogenetic drug response) 2020 6 1 See FDA De Novo Authorizations 140044, 160026, 170046 and 180028 and FDA 510K Clearances K182784 and K193492.TIME MAGAZINE INVENTION OF THE YEAR We Pioneered Digital 1 6 FDA Proven accuracy (99% NPV/PPV) and accessibility D2C Healthcare to Authorizations Empower Customers Carrier Status (inherited conditions) 2015 With Affordable, 2016 GHR (genetic health risk) 2017 BRCA (breast and ovarian cancer) Direct Access 2018 PGt (pharmacogenetic metabolism) MUTYH (colorectal cancer) 2019 PGt (pharmacogenetic drug response) 2020 6 1 See FDA De Novo Authorizations 140044, 160026, 170046 and 180028 and FDA 510K Clearances K182784 and K193492.

80%

Customers receive a report with a meaningful genetic variant

12,000+

Customers with an increased risk for Chronic Kidney Disease

6,000+

Customers with a tested BRCA1 / BRCA2 variant

7,000+

Customers with Hypercholesterolemia (FH) variants

# Providing Customers With Key, Actionable Insights

*"Like me, there are many women who have slipped through the cracks of our current medical screening system, either because they don't have a family history of breast or ovarian cancer. Or they do not know that they have Ashkenazi Jewish ancestry. In my case, even though I know I have Ashkenazi ancestry, that wasn't enough to prompt my doctor to consider screening. So there are many women walking around with this risk, who, like me, would have never known of their own risk but for this test from 23andMe."*

*23andMe customer who discovered she had a BRCA1 mutation*

Note: Estimates based on penetrance of variants in 23andMe's Database.

7

# World Class Leadership Team Merging Tech, Biotech and Healthcare



**Anne Wojcicki**
Co-Founder and Chief Executive Officer
Yale | investor



**Steve Schoch**
Chief Financial Officer
MIRAMAX | AMGEN



**Kathy Hibbs, JD**
Chief Legal & Regulatory Officer
Genomic Health | Monogram



**Kenneth Hillan, M.B., Ch.B.**
Head of Therapeutics
ACHAOGEN | Genentech

## Consumer

**Kumar Iyer**
Head of Product
Previously at Facebook, Netflix

**Steve Lemon**
VP, Engineering
Previously at Loopt, WebMD, Apple

**Tracy Keim**
VP, Consumer, Marketing & Brand
Previously at RAPP, Bonobos, Volvo

**Okey Onyejekwe, MD, JD**
VP, Healthcare Ops & Medical Affairs
Previously at Veterans Health, U.S. Air Force, Virta

## Research & Corporate

**Joyce Tung, PhD**
VP, Research
Previously at Stanford University, UCSF

**Jacquie Haggarty, MPP, JD**
VP, Deputy General Counsel & Privacy Officer
Previously at Genomic Health, Latham & Watkins

**David Baker**
Chief Security Officer
Previously at Okta, Bugcrowd

**Fred Kohler**
VP, People
Previously at GRAIL, Genentech

**Katie Watson**
VP, Communications
Previously at Google, Lewis PR

## Therapeutics

**Jennifer Low, MD, PhD**
Head of Therapeutics Development
Previously at Loxo, Genentech

**Adam Auton, PhD**
VP, Human Genetics
Previously at Albert Einstein College of Medicine, University of Oxford

**Monica Viziano, PhD**
VP, Portfolio Strategy & Alliance Management
Previously at GSK, Gilead

**Richard Scheller, PhD**
Board Director (former Chief Science Officer)
Previously at Genentech, Stanford University

## Select Investors

Virgin | gsk | Google
NEW VIEW CAPITAL | Genentech
Fidelity | SEQUOIA
CASDIN CAPITAL | G SQUARED

8

2 Transforming Healthcare With 23andMe’s Crowdsourced, Genetic Database “The mission of 23andMe is not just about genetics. We want to transform healthcare...What I have learned after 11 years is that people want to participate in research…They don’t want to be a human subject. They want to be respected as an equal and as a partner in the process.” Anne Wojcicki to Recode Decode (2018)2 Transforming Healthcare With 23andMe’s Crowdsourced, Genetic Database “The mission of 23andMe is not just about genetics. We want to transform healthcare...What I have learned after 11 years is that people want to participate in research…They don’t want to be a human subject. They want to be respected as an equal and as a partner in the process.” Anne Wojcicki to Recode Decode (2018)

Cracking the code… A C G T Unlocking the Genetic ...is a data problem, Code Creates the a very big data Opportunity to problem Revolutionize the Diagnosis, Prevention and We are all Treatment of Most, if Not 99.5% 3 genetically alike All, Human Disease billion base pairs long 9Cracking the code… A C G T Unlocking the Genetic ...is a data problem, Code Creates the a very big data Opportunity to problem Revolutionize the Diagnosis, Prevention and We are all Treatment of Most, if Not 99.5% 3 genetically alike All, Human Disease billion base pairs long 9

We Are Redefining Healthcare. With Data. At Scale. Cumulative Genotyped Customers 16.4 Empowering Consumers (in M, fiscal year ends March 31) 10M+ Genetic Profiles 1 14.3 Created Critical Mass 11.3M Genotyped 12.6 Customers 11.3 9.8 Enabling Research & Services 7.8 4B+ Phenotypic Data Points 4.4 Developing Therapeutics 2.0 40+ 2 Programs FY17A FY18A FY19A FY20A FY21A FY22E FY23E FY24E 1 8.9M consented customers allows 23andMe to perform Genome-Wide Association Studies with over 10,000 cases on all diseases over 0.1% prevalence. 10 2 As of March 21, 2021. Programs include collaborated, 100% owned and royalty interest targets. We Are Redefining Healthcare. With Data. At Scale. Cumulative Genotyped Customers 16.4 Empowering Consumers (in M, fiscal year ends March 31) 10M+ Genetic Profiles 1 14.3 Created Critical Mass 11.3M Genotyped 12.6 Customers 11.3 9.8 Enabling Research & Services 7.8 4B+ Phenotypic Data Points 4.4 Developing Therapeutics 2.0 40+ 2 Programs FY17A FY18A FY19A FY20A FY21A FY22E FY23E FY24E 1 8.9M consented customers allows 23andMe to perform Genome-Wide Association Studies with over 10,000 cases on all diseases over 0.1% prevalence. 10 2 As of March 21, 2021. Programs include collaborated, 100% owned and royalty interest targets.

Consumer Powered Healthcare Flywheel We run hundreds of billions of association tests per year that further our unique understanding of human biology Therapeutics / Product Consumer Research 11.3M Drug Genotyped Discoveries Customers Data Insights Novel 30K+ 80% Consumer Opt-In Daily Surveys Phenotypic Genetic to Research Products Completed Data Data Innovative Results Return Value to the Customer 11Consumer Powered Healthcare Flywheel We run hundreds of billions of association tests per year that further our unique understanding of human biology Therapeutics / Product Consumer Research 11.3M Drug Genotyped Discoveries Customers Data Insights Novel 30K+ 80% Consumer Opt-In Daily Surveys Phenotypic Genetic to Research Products Completed Data Data Innovative Results Return Value to the Customer 11

Our Ancestry Service A Mass Entry Point to Building a Revolutionary Database Visualize Genetic Connections With an Automatically Built Family Tree Ancestry Composition DNA Relatives 12 12 Note: Opt-in required for DNA Relatives and Family Tree builder.Our Ancestry Service A Mass Entry Point to Building a Revolutionary Database Visualize Genetic Connections With an Automatically Built Family Tree Ancestry Composition DNA Relatives 12 12 Note: Opt-in required for DNA Relatives and Family Tree builder.

# How Ancestry Matters In Connection To Your Health



**Ann M.**
23andMe Customer

**Ann did not know her ancestry origins and would not have been eligible for clinical testing under current guidelines.**

Ann decided to do 23andMe to learn more about her potential health risks. Based on her 23andMe report, she discovered she had a BRCA1 mutation.

Her doctor confirmed the results and she opted to have surgeries to reduce her risk of having ovarian and/or breast cancer.

Current clinical guidelines and eligibility for insurance coverage limit BRCA testing to women with a personal or family history of cancer (Robson, 2003)

**Adult individuals with a BRCA1 or BRCA2 variant**

50% → Meet NCCN® criteria[1]
- 20% → Identified by healthcare system
- 80% → Missed by healthcare system

50% → Do not meet NCCN® criteria
- 45% No first-degree family history of a BRCA-related cancer
- 21% Did not self-report having Jewish ancestry

**DTC Testing**

[1] NCCN is the National Comprehensive Cancer Network® (NCCN®).

13

# Our Health Service

**The First and Only Multi-Disease DTC Genetic Service That Includes FDA-Authorized Reports and Provides Personalized Genetic Insights and Tools**

6 FDA Authorizations

## Health Predispositions

**14**

Including:
- Type 2 Diabetes (Powered by 23andMe Research)
- Celiac Disease
- Uterine Fibroids
- Chronic Kidney Disease
- G6PD Deficiency
- MUTYH-Associated Polyposis
- BRCA1/BRCA2 (selected variants)



Type 2 Diabetes
Your genetics are associated with a typical likelihood.
37%

## Wellness[1]

**8**

Including:
- Muscle Composition
- Genetic Weight
- Alcohol Flush Reaction
- Saturated Fat and Weight
- Sleep Movement



Genetic Weight
Your genes predispose you to weigh about 7% less than average.
142

## Carrier Status

**40+**

Including:
- Cystic Fibrosis
- Sickle Cell Anemia
- Familial Hyperinsulinism (ABCC8-Related)
- Tay-Sachs Disease
- Glycogen Storage Disease (Type 1a)



Tay-Sachs Disease
You do not have the variants we tested.
0
variants detected

## Pharmacogenetics

**3** 23andMe+

Including:
- SLCO1B1 Drug Transport
- CYP2C19 Drug Metabolism
- DPYD Drug Metabolism



Pharmacogenetics
Genetic variants may influence how you process medications.
CYP2C19 Drug Metabolism
DPYD Drug Metabolism
SLCO1B1 Drug Transport

[1] Wellness information does not require FDA Authorization.

14

A Meaningful, Engaging (and Fun) Experience Strong Engagement and Trust Drive Longitudinal Data Collection 4B+ 80% 30K customers consent to research surveys phenotypic research completed daily data points 180+ 60% 7M published research genotyped customers pre-2015 customers papers logged-in logged-in during in 2020 2020 15A Meaningful, Engaging (and Fun) Experience Strong Engagement and Trust Drive Longitudinal Data Collection 4B+ 80% 30K customers consent to research surveys phenotypic research completed daily data points 180+ 60% 7M published research genotyped customers pre-2015 customers papers logged-in logged-in during in 2020 2020 15

76% Report taking a positive 1 health action Eat healthier 55% Set future goals 51% Genetic Data Helps to be healthier Adopt a healthier 50% Drive Behavior lifestyle in general Exercise more 45% Change Get more rest / 42% sleep Stop drinking / 16% drink less Stop smoking / 7% smoke less 16 1 Based on 2019 online survey, designed by 23andMe and M/A/R/C Research, of 1,046 23andMe Health + Ancestry customers.76% Report taking a positive 1 health action Eat healthier 55% Set future goals 51% Genetic Data Helps to be healthier Adopt a healthier 50% Drive Behavior lifestyle in general Exercise more 45% Change Get more rest / 42% sleep Stop drinking / 16% drink less Stop smoking / 7% smoke less 16 1 Based on 2019 online survey, designed by 23andMe and M/A/R/C Research, of 1,046 23andMe Health + Ancestry customers.

# 23andMe+ SM

Subscription is the Next Phase of Our D2C Journey

## Pharmacogenetics

3 reports (FDA-Authorized)

## Heart Health Reports

Atrial Fibrillation, Coronary Artery Disease, LDL Cholesterol, Hypertension

## DNA Relatives

Advanced filters, access up to 5,000 relatives

## Polygenic Risk Scores (Powered by 23andMe Research)

Rapidly discovering new genetic insights:

- Cancer risk
- Reproductive Health
- Diet
- Sleep
- Fitness and injuries
- Migraines


Heart Health
Learn how your DNA insights can help you care for your heart.
23andMe+
Atrial Fibrillation
INCREASED LIKELIHOOD
Type 2 Diabetes
INCREASED LIKELIHOOD
23andMe+
Coronary Artery Disease
TYPICAL LIKELIHOOD
23andMe+
High Blood Pressure
TYPICAL LIKELIHOOD
23andMe+
LDL Cholesterol
TYPICAL LIKELIHOOD

17

Strong Early Demand From Customers for Subscription Product Soft Launch October 2020 18Strong Early Demand From Customers for Subscription Product Soft Launch October 2020 18

Opportunity for Personalized Healthcare at Scale Practice of Medicine Today Reactive – no customization until symptomatic Proactive – truly individualized from the very beginning 19Opportunity for Personalized Healthcare at Scale Practice of Medicine Today Reactive – no customization until symptomatic Proactive – truly individualized from the very beginning 19

Genetics-Based Approach Will Transform the Continuum of Care Ge Gen ne eti tic cs s- -Ba Bas se ed d Telehealth Pr Priim ma ar ry y C Ca ar re e Diagnostics Gen We etic lls n-e Ba sssed Testing PriRe mapor ry C tsare 70% Providers think Pharmacy / E- Medical genetic tests will Prescribing Records improve clinical 1 outcomes Genetics-Based Hospital Wearables Primary Care Connection 20 1 Health Affairs, “Views Of Primary Care Providers On Testing Patients For Genetic Risks For Common Chronic Diseases.” (2018). Genetics-Based Approach Will Transform the Continuum of Care Ge Gen ne eti tic cs s- -Ba Bas se ed d Telehealth Pr Priim ma ar ry y C Ca ar re e Diagnostics Gen We etic lls n-e Ba sssed Testing PriRe mapor ry C tsare 70% Providers think Pharmacy / E- Medical genetic tests will Prescribing Records improve clinical 1 outcomes Genetics-Based Hospital Wearables Primary Care Connection 20 1 Health Affairs, “Views Of Primary Care Providers On Testing Patients For Genetic Risks For Common Chronic Diseases.” (2018).

3 Transforming Therapeutic Development With the 23andMe Database3 Transforming Therapeutic Development With the 23andMe Database

Drug Development is Inefficient Limited Use of Data 7 ~90% and Lack of Patient 2, 3 years average failure rate 1 time-to-IND Engagement Constrain Productivity $2.6B average cost of drug 3 development 1 IND = Investigational New Drug Application. fdareview.org, “The Drug Development and Approval Process” (2020). 2 3 Probability of success for a drug to be approved is estimated to be <12%. PhRMA, “Biopharmaceutical Research & 21 Development: The Process Behind New Medicines” (2015). Drug Development is Inefficient Limited Use of Data 7 ~90% and Lack of Patient 2, 3 years average failure rate 1 time-to-IND Engagement Constrain Productivity $2.6B average cost of drug 3 development 1 IND = Investigational New Drug Application. fdareview.org, “The Drug Development and Approval Process” (2020). 2 3 Probability of success for a drug to be approved is estimated to be <12%. PhRMA, “Biopharmaceutical Research & 21 Development: The Process Behind New Medicines” (2015).

# 23andMe Can Efficiently Develop Novel Therapeutics by Power, Need and Speed

| Pharmaceutical Industry | | 23andMe |
|---|---|---|
| **7** years average time-to-IND[1] | » | **~4** years for our CD96 drug |
| **~90%** failure rate[2] | » | **Targets with genetic evidence have historically had a higher** success rate[3] |

NATURE GENETICS PUBLICATION

**The support of human genetic evidence for approved drug indications**

*Nelson et. al 2015*

[1] IND = Investigational New Drug Application. fdareview.org, "The Drug Development and Approval Process" (2020).
[2] Probability of success for a drug to be approved is estimated to be <12%. PhRMA, "Biopharmaceutical Research & Development: The Process Behind New Medicines" (2015).
[3] Nature Genetics Publication, "The support of human genetic evidence for approved drug indications" (2015).

22

# Our Scale Enables Real-Time Genetics Health Research

| | | |
|---|---|---|
| 1,728,000<br>High cholesterol | 539,000<br>Type 2 Diabetes | 29,000<br>Type 1 Diabetes |
| 1,572,000<br>Depression | 1,260,000<br>APOE e4 carriers (Alzheimer's risk) | 76,000<br>Epilepsy |
| 986,000<br>Asthma | 593,000<br>Atopic Dermatitis | 225,000<br>Psoriasis |
| 565,000<br>Irritable Bowel | 96,000<br>UC / Crohn's | 59,000<br>Barrett's Esophagus |
| 479,000<br>Arrhythmia | 144,000<br>Coronary Artery | 38,000<br>Pulmonary Embolism |
| 7,700<br>Systemic Sclerosis | 6,200<br>Sarcoidosis | 4,300<br>Idiopathic Pulmonary Fibrosis |

**1,100,000**[1]
COVID-19 study participants
(January 2021)

**750K**
Consumers participated in the COVID-19 study in the **first 90 days**

## COVID-19 Research

- **March 16** Kicked Off Study
- **April 6** Launched Study
- **June 8** Preliminary Findings
- **Sept. 7** Printed Findings[2]

[1] As of January 2021. [2] 23andMe COVID-19 manuscript live on MedRXiv September 7, 2020.

23

Cases Control s Genome-Wide SNP GGCCAGCTGGACGAGG Association Studies GGCCAGCTGGATGAGG (GWAS) GWAS is a statistical analysis of Single Nucleotide Polymorphisms (SNPs), looking to identify differences in frequency between disease cases and controls. SNPs linked with disease will be found at different frequencies in cases versus controls. Association is represented by the level of statistical significance (p-value) of the SNP frequency difference. SNPs can be tested across the genome and mapped to specific regions. 24Cases Control s Genome-Wide SNP GGCCAGCTGGACGAGG Association Studies GGCCAGCTGGATGAGG (GWAS) GWAS is a statistical analysis of Single Nucleotide Polymorphisms (SNPs), looking to identify differences in frequency between disease cases and controls. SNPs linked with disease will be found at different frequencies in cases versus controls. Association is represented by the level of statistical significance (p-value) of the SNP frequency difference. SNPs can be tested across the genome and mapped to specific regions. 24

Size and Scale Accelerate Target Discovery 1 1 Example: Number of Osteoarthritis GWAS New programs are identified through GWAS hits, hits dramatically increase as database grows which increase as size of database grows 40,000 2016 35,000 30,000 25,000 2017 20,000 15,000 10,000 5,000 2019 0 2015 2016 2017 2018 2019 2020 25 1 Genome-Wide Association Study. Number of independent hits p<5e-8Size and Scale Accelerate Target Discovery 1 1 Example: Number of Osteoarthritis GWAS New programs are identified through GWAS hits, hits dramatically increase as database grows which increase as size of database grows 40,000 2016 35,000 30,000 25,000 2017 20,000 15,000 10,000 5,000 2019 0 2015 2016 2017 2018 2019 2020 25 1 Genome-Wide Association Study. Number of independent hits p<5e-8

# Hundreds of Distinct Clinical Phenotypes Across Major and Rare Diseases



Orthopedic
Neurology
Allergy
Cancer
G.I.
Autoimmunity
Cardiovascular
Hematology
Metabolic Disease
Ophthalmology
Infectious Disease
Endocrine

| Phenotype | Cases | Controls | Hits | New | Lost |
|---|---|---|---|---|---|
| NAFLD (Non-Alcoholic Fatty Liver Disease) | 48048 | 2517644 | 104 | 44 | 2 |

26

# Systematic, Scalable Research Platform Yields Novel Drug Targets

Phenotypic Data | Genetic Data

- 10,000's of Genome-Wide Association Study (GWAS) Hits
- Determine Disease Associated Genes and Directionality
- Researching to Understand Compelling Biology
- Identifying Druggable Proteins
- Phenome-Wide Association Studies (PheWAS) Reveal Additional Indications and Potential Safety Concerns
- Assessment of Unmet Need and Competitive Landscape
- Best Drug Targets

Wet lab validated targets progress through standard stages of research toward the selection of preclinical lead molecules and clinical development

23andMe's database yields thousands of GWAS hits

Advanced biology and medicinal chemistry guide design of optimal compounds from initial targets

Phenotypic breadth provides unique ability to uncover potential safety issues or possible indication expansions

27

# Genetic Association of the TSLP Signalling Pathway With Asthma


TSLP
TSLPR
IL-7Rα
Cell membrane
JAK2
JAK1
STAT5
Proinflammatory signaling

- TSLP is a well-known cytokine with a role in maintaining immune homeostasis and regulating inflammatory responses at mucosal barriers.
- The TSLP signaling pathway is an attractive therapeutic target. e.g. Tezepelumab, a TSLP-blocking monoclonal antibody for treatment of asthma.
- Our genetic data shows that multiple genes within the TSLP pathway associate strongly with asthma.

28

Breadth of Phenotyping Provides Asthma Deeper Genetic Understanding Beyond Single Diseases PheWAS = Phenotype Wide Association Study Rare disease A Every SNP in the genome can be interrogated at >1,000 medically related phenotypes. Besides the role of a gene in a disease of interest, we can use genetics to learn potential indication expansions or possible unwanted toxicities. For TSLP, PheWAS indicates lack of effect in eczema but also highlights potential indication expansion in a rare disease. 29Breadth of Phenotyping Provides Asthma Deeper Genetic Understanding Beyond Single Diseases PheWAS = Phenotype Wide Association Study Rare disease A Every SNP in the genome can be interrogated at >1,000 medically related phenotypes. Besides the role of a gene in a disease of interest, we can use genetics to learn potential indication expansions or possible unwanted toxicities. For TSLP, PheWAS indicates lack of effect in eczema but also highlights potential indication expansion in a rare disease. 29

# Strategic Collaboration With gsk

**$300M**
equity investment

**50/50**
shared costs and profits

**Access to**
GSK technology and platforms

*"Our work with 23andMe is exceeding expectations and helping us advance a new way of thinking about drug discovery, one driven by genetics and the DNA we inherit. The insights of why some people are protected from or are at greater risk for certain diseases can lead to genetically validated targets that are at least twice as successful in clinical trials."*

*Dr. Hal Barron, Chief Scientific Officer & President R&D, GSK (2021)*

**40+**
programs[1]

**Inception-to-date targets discovered:**

- Oncology
- Immunology
- Cardiovascular
- Metabolic Disease
- Neurology

[1] Including GSK unilateral programs.

30

We Have Generated a Deep Pipeline Across Multiple Therapeutic Areas Preclinical Phase 1 Phase 2 Phase 3 Next Milestone Phase 1 Data CD96 Immuno-oncology First Time in Human P006 EARLY-STAGE PROGRAMS Immuno-oncology 5 Cardiovascular/ Metabolic 6 Immunology 19 Neurology 9 Gynecology and Infectious Disease 2 31 Note: As of March 21, 2021We Have Generated a Deep Pipeline Across Multiple Therapeutic Areas Preclinical Phase 1 Phase 2 Phase 3 Next Milestone Phase 1 Data CD96 Immuno-oncology First Time in Human P006 EARLY-STAGE PROGRAMS Immuno-oncology 5 Cardiovascular/ Metabolic 6 Immunology 19 Neurology 9 Gynecology and Infectious Disease 2 31 Note: As of March 21, 2021

# Our Lead CD96 Program Was Identified With ML and AI Applied to Our Proprietary I/O Genetic Signature

**Large I/O market with over $41B expected in 2021 sales**

2021 projected sales of leading checkpoint inhibitors

| | |
|---|---|
| KEYTRUDA | $17.0B |
| OPDIVO | $7.9B |
| YERVOY | $1.8B |

**CD96 pathway validated with ML and AI applied to our proprietary I/O genetic signature which also identifies marketed I/O drugs**

I/O genetic signature shows opposing effects on autoimmune and cancer phenotypes


Autoimmune
Cancer

**We discovered the signaling pathway has a similar genetic I/O signature**

CD96 plays an important role in regulating NK and T cell antitumor activity


APC/Tumor cell
CD155
GSK'608
CD96
CD226
TIGIT
T cell/NK cell

GSK'608 (anti-CD96) is progressing through a Phase 1 multi-ascending dose trial in patients with advanced solid tumors

Source: Evaluate Pharma historical and forecast estimates.

32

# Our 23andMe I/O Asset, P006, is a Potent Activator of Human T Cells Suppressed by Tumor Antigen

**P006 pathway has a strong I/O signature unique to the 23andMe database**



APC
T
P006 receptor
P006 ligand
Cancer cell



Ligand
Receptor
Signaling protein
Cancer
Immune
Immune
Cancer

»

**P006 blocks tumor suppression of T cells and activates immune response**



APC
T
Antibody Against P006 Receptor

P006 ligand is strongly expressed in a subset of human tumors



Immunohistochemistry for P006 ligand in Small Cell Lung Cancer

»

**P006 advancing to clinical trials by end of FY2022**

33

Cumulative Targets Through Validation 18 We Are Rapidly Scaling 9 Our Therapeutics 5 Discovery Efforts March 31, 2019 March 31, 2020 December 31, 2020 34Cumulative Targets Through Validation 18 We Are Rapidly Scaling 9 Our Therapeutics 5 Discovery Efforts March 31, 2019 March 31, 2020 December 31, 2020 34

4 Financials4 Financials

# Investing in Our Future


0.9
1.3
2.0
4.4
7.8
9.8
11.3
FY15A
FY16A
FY17A
FY18A
FY19A
FY20A
FY21A
Cumulative Genotyped Customers in M
Customer Acquisition Cost

*"Anyone trying to replicate the 23andMe model by focusing only on the data, and neglecting the central focus on empowered, engaged patients, is likely to fail – and never understand why."*

David Shaywitz
Forbes Magazine

Note: Fiscal year ends March 31.

35

Consumer and Research Services Investing in Our Future Profitable Growth CRS Adjusted EBITDA $71 (in $M) $26 1 ($10) $5 - 15 Balancing Growth ($66) ($86) With Profitability in FY19A FY20A FY21E FY22E FY23E FY24E Consumer and 23andMe Financials (in $M, except for %) Research Services Revenue 1 $441 $305 $240 - $247 $256 $317 $400 Gross Margin 44% 45% 45% 51% 55% 58% Sales & Marketing Expense $191 $111 $44 $69 $76 $85 Note: Fiscal year ends March 31. 36 1 Updated as of May 5, 2021.Consumer and Research Services Investing in Our Future Profitable Growth CRS Adjusted EBITDA $71 (in $M) $26 1 ($10) $5 - 15 Balancing Growth ($66) ($86) With Profitability in FY19A FY20A FY21E FY22E FY23E FY24E Consumer and 23andMe Financials (in $M, except for %) Research Services Revenue 1 $441 $305 $240 - $247 $256 $317 $400 Gross Margin 44% 45% 45% 51% 55% 58% Sales & Marketing Expense $191 $111 $44 $69 $76 $85 Note: Fiscal year ends March 31. 36 1 Updated as of May 5, 2021.

Drivers of Future Growth Consumer Opportunity Therapeutics ANNUAL KITS SOLD CUMULATIVE SUBSCRIPTIONS CUMULATIVE TARGETS THROUGH (units in M) (in M) VALIDATION 2.9 2.5 2.1 1.7 1.6 1.6 18 0.7 9 5 0.1 FY21A FY22E FY23E FY24E FY21A FY22E FY23E FY24E March 31, March 31, December 31, 2019 2020 2020 37 Note: Fiscal year ends March 31. Drivers of Future Growth Consumer Opportunity Therapeutics ANNUAL KITS SOLD CUMULATIVE SUBSCRIPTIONS CUMULATIVE TARGETS THROUGH (units in M) (in M) VALIDATION 2.9 2.5 2.1 1.7 1.6 1.6 18 0.7 9 5 0.1 FY21A FY22E FY23E FY24E FY21A FY22E FY23E FY24E March 31, March 31, December 31, 2019 2020 2020 37 Note: Fiscal year ends March 31.

Revenue Composition Nine Months Ended Twelve Months Ended March 31, December 31, 2020 FY2020 FY2019 Percentage of Percentage of Percentage of (in $M, except percentages) Amount Amount Amount Revenue Revenue Revenue Consumer Services $119 77% $272 89% $426 96% Research Services $36 23% $28 9% $12 3% Therapeutics $0 0% $6 2% $3 1% Total $155 100% $305 100% $441 100% 38Revenue Composition Nine Months Ended Twelve Months Ended March 31, December 31, 2020 FY2020 FY2019 Percentage of Percentage of Percentage of (in $M, except percentages) Amount Amount Amount Revenue Revenue Revenue Consumer Services $119 77% $272 89% $426 96% Research Services $36 23% $28 9% $12 3% Therapeutics $0 0% $6 2% $3 1% Total $155 100% $305 100% $441 100% 38

Consumer Service Revenue Seasonality Nine Months Ended Nine Months Ended Twelve Months Ended March 31, Twelve Months Ended March 31, December 31, December 31, 2020 FY2020 FY2019 2020 FY2020 FY2019 (in $M, except percentages) Amount Percentage of Year-to-Date Q1 ending June 30 $35 $66 $119 29% 24% 28% Q2 ending Sept 30 $41 $64 $81 34% 24% 19% Q3 ending Dec 31 $44 $57 $76 37% 21% 18% Q4 ending Mar 31 N/A $84 $149 N/A 31% 35% Year-to-Date $119 $272 $426 100% 100% 100% 39Consumer Service Revenue Seasonality Nine Months Ended Nine Months Ended Twelve Months Ended March 31, Twelve Months Ended March 31, December 31, December 31, 2020 FY2020 FY2019 2020 FY2020 FY2019 (in $M, except percentages) Amount Percentage of Year-to-Date Q1 ending June 30 $35 $66 $119 29% 24% 28% Q2 ending Sept 30 $41 $64 $81 34% 24% 19% Q3 ending Dec 31 $44 $57 $76 37% 21% 18% Q4 ending Mar 31 N/A $84 $149 N/A 31% 35% Year-to-Date $119 $272 $426 100% 100% 100% 39

Research Services Revenue — GSK Component $300M Equity $27M Excess $127M $100M Cash Consideration Investment $25M Research Services per year (x4) Revenue Allocated to transaction price Contract Months 1 - 12 13 - 24 25 - 36 37 - 48 GSK Option Period FY21 Fiscal Year FY19 FY20 FY22 FY23 (Current) 40Research Services Revenue — GSK Component $300M Equity $27M Excess $127M $100M Cash Consideration Investment $25M Research Services per year (x4) Revenue Allocated to transaction price Contract Months 1 - 12 13 - 24 25 - 36 37 - 48 GSK Option Period FY21 Fiscal Year FY19 FY20 FY22 FY23 (Current) 40

Research and Development Expense Composition Nine Months Ended Twelve Months Ended December 31, 2020 March 31, 2020 Percentage of Percentage of (in $M, except percentages) Amount Amount Total R&D Expense Total R&D Expense Personnel-related expenses $63 55% $89 49% Lab-related research services $21 18% $40 22% Facilities $15 13% $23 13% Depreciation, equipment and supplies $10 9% $14 8% Other $5 5% $15 8% Total $114 100% $181 100% 41Research and Development Expense Composition Nine Months Ended Twelve Months Ended December 31, 2020 March 31, 2020 Percentage of Percentage of (in $M, except percentages) Amount Amount Total R&D Expense Total R&D Expense Personnel-related expenses $63 55% $89 49% Lab-related research services $21 18% $40 22% Facilities $15 13% $23 13% Depreciation, equipment and supplies $10 9% $14 8% Other $5 5% $15 8% Total $114 100% $181 100% 41

Sales and Marketing Expense Composition Nine Months Ended Twelve Months Ended March 31, December 31, 2020 FY2020 FY2019 (in $M) Amount Amount Amount Advertising Expense $11 $72 $155 Personnel $11 $20 $20 Outside Services $5 $10 $10 Facilities and OH Allocation $4 $8 $6 Total $31 $111 $191 42Sales and Marketing Expense Composition Nine Months Ended Twelve Months Ended March 31, December 31, 2020 FY2020 FY2019 (in $M) Amount Amount Amount Advertising Expense $11 $72 $155 Personnel $11 $20 $20 Outside Services $5 $10 $10 Facilities and OH Allocation $4 $8 $6 Total $31 $111 $191 42

# Adjusted EBITDA: Overall and by Segment

| | Nine Months Ended December 31, | Twelve Months Ended March 31, | |
|---|---|---|---|
| | 2020 | FY2020 | FY2019 |
| *(in $M)* | **Amount** | **Amount** | **Amount** |
| **Segment Adjusted EBITDA** | | | |
| Consumer & Research Services | ($5) | ($66) | ($86) |
| Therapeutics | ($39) | ($53) | ($32) |
| Unallocated Corporate | ($22) | ($28) | ($24) |
| **Total Adjusted EBITDA** | **($65)** | **($147)** | **($141)** |
| | | | |
| **Reconciliation of Net Loss to Adjusted EBITDA** | | | |
| Net Loss | ($117) | ($251) | ($184) |
| Adjustments: | | | |
| Interest (income), net | ($0) | ($6) | ($5) |
| Other (income), net | ($1) | ($1) | $0 |
| Depreciation and Amortization | $16 | $23 | $10 |
| Stock-based compensation expense | $37 | $44 | $37 |
| Restructuring and other charges | - | $45 | - |
| **Total Adjusted EBITDA** | **($65)** | **($147)** | **($141)** |

43

Note: Fiscal year ends March 31.

Financial Summary FY19A FY20A FY21E FY22E FY23E FY24E in M Cumulative Genotyped Customers 7.8 9.8 11.3 12.6 14.3 16.4 Cumulative Subscriptions - - 0.1 0.7 1.6 2.9 in $M 1 Revenue $441 $305 $240 - $247 $256 $317 $400 Gross Margin % 44% 45% 45% 51% 55% 58% Consumer & Research Services 1 ($86) ($66) $5 - $15 ($10) $26 $71 Adjusted EBITDA Adjusted EBITDA ($141) ($147) ($106) ($134) ($109) ($78) Note: Fiscal year ends March 31. 1 Updated as of May 5, 2021. 44Financial Summary FY19A FY20A FY21E FY22E FY23E FY24E in M Cumulative Genotyped Customers 7.8 9.8 11.3 12.6 14.3 16.4 Cumulative Subscriptions - - 0.1 0.7 1.6 2.9 in $M 1 Revenue $441 $305 $240 - $247 $256 $317 $400 Gross Margin % 44% 45% 45% 51% 55% 58% Consumer & Research Services 1 ($86) ($66) $5 - $15 ($10) $26 $71 Adjusted EBITDA Adjusted EBITDA ($141) ($147) ($106) ($134) ($109) ($78) Note: Fiscal year ends March 31. 1 Updated as of May 5, 2021. 44

Updated FY21 Financial Estimates Nine Months Ended FY21E FY21E FY20A Previous Updated December 31, 2020 in $M Revenue $218 $240 - $247 $155 $305 Consumer & Research ($9) $5 - $15 ($5) ($66) Services Adjusted EBITDA Therapeutics Adjusted ($55) - ($65) N/A ($39) ($53) EBITDA Note: Updated as of May 5, 2021.Updated FY21 Financial Estimates Nine Months Ended FY21E FY21E FY20A Previous Updated December 31, 2020 in $M Revenue $218 $240 - $247 $155 $305 Consumer & Research ($9) $5 - $15 ($5) ($66) Services Adjusted EBITDA Therapeutics Adjusted ($55) - ($65) N/A ($39) ($53) EBITDA Note: Updated as of May 5, 2021.

Genetic Data Fuels Massive Market Opportunities U.S. Telehealth TAM 1 $250B Global Prescription Drug TAM 11M+ 2 $825B genotyped customers and growing Pharma R&D TAM 2 $190B 1 McKinsey, “Telehealth: a quarter-trillion-dollar post-Covid-19 reality?” (2020). 45 2 EvaluatePharma, “World Preview 2020, Outlook to 2026” (2020).Genetic Data Fuels Massive Market Opportunities U.S. Telehealth TAM 1 $250B Global Prescription Drug TAM 11M+ 2 $825B genotyped customers and growing Pharma R&D TAM 2 $190B 1 McKinsey, “Telehealth: a quarter-trillion-dollar post-Covid-19 reality?” (2020). 45 2 EvaluatePharma, “World Preview 2020, Outlook to 2026” (2020).

5 Q & A5 Q & A

# Imputation Allows Us to Make the Vast Majority of GWAS Discoveries at a Fraction of the Cost of Sequencing

- Genetic variants are correlated with each other. Knowing the alleles an individual carries at a given position in their genome allows alleles at nearby locations to be inferred.
  - This inference process is known as '<u>genotype imputation</u>'.
- We type ~650,000 SNPs using our genotyping array, which allows accurate imputation for > 35m SNPs in the genome.
- Genotype imputation is much more cost effective than whole-genome sequencing.
  - Whole-genome sequencing ~$1000 / sample. Exome sequencing ~$400 / sample. Imputation < $0.01 / sample
  - We can impute variants down to ~0.5% frequency, which covers the range at which even large GWAS are statistically powered.
- We do deploy sequencing in situations where there is a clear benefit over and above imputation.
  - E.g. Rare diseases, founder populations, non-European populations, complex regions of the genome, etc.


Reference Genomes
Genotyped Samples
Imputation Process
Imputed Samples
Before imputation
After imputation

46